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                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549





                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934




                            For the month of MAY 2003



                        THE DESCARTES SYSTEMS GROUP INC.
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                 (Translation of registrant's name into English)





                                120 Randall Drive

                                Waterloo, Ontario

                                 Canada N2V 1C6

                    (Address of principal executive offices)





     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.



     Form 20-F   [_]                                Form  40-F   [X]



     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.



     Yes   [_]                                      No   [X]



     [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.]


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         The attached PRESS RELEASE regarding the engagement by the Company of financial advisors was issued by the Company on May 9, 2003 and is filed herewithin as Exhibit I.


         The attached PRESS RELEASE regarding the Company's intention to offer to purchase for cancellation certain of its outstanding common shares and convertible debentures was issued by the Company on May 12, 2003 and is filed herewithin as Exhibit II.
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                                   SIGNATURES




         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.





                                         THE DESCARTES SYSTEMS GROUP INC.
                                                  (Registrant)




Date:    May 13, 2003                    By:     /s/ Colley Clarke
                                                 -----------------------
                                         Name:   Colley Clarke

                                         Title:  Executive Vice President,
                                                 Finance and Chief Financial
                                                 Officer

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                                    EXHIBITS







         Exhibit No.              Description
         ----------               -----------
            I                     Press release dated May 9, 2003
            II                    Press release dated May 12, 2003